

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 333-74815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Page 1 of 17 consecutively numbered pages.
The exhibit index appears on page 16.

MASCO CORPORATION 401(k) PLAN

INDEX

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Masco Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Corporation 401(k) Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 16, 2010

MASCO CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

ASSETS	2009	2008
Investments, at fair value:		
Mutual funds	$453,831,625	$245,445,297
Guaranteed investment contract	1,111,699	---
Company stock fund	8,056,592	3,591,634
Participant loans receivable	15,289,448	9,371,189
Total investments	478,289,364	258,408,120
Receivables:		
Participant contributions	611,561	392,365
Employer contributions	2,717,558	96,083
Net (liabilities) assets from plan merger (Note A)	(315,209)	2,287,740
Total receivables	3,013,910	2,776,188
Liabilities:		
Excess participant contributions	(620,943)	---
NET ASSETS AVAILABLE FOR BENEFITS	$480,682,331	$261,184,308

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2009

Additions:	
Investment Activity:	
Net appreciation in fair value of investments	$ 64,340,130
Interest and dividend income	6,265,372
Total investment activity	70,605,502
Participant contributions	28,130,744
Employer contributions	9,422,253
Total additions	108,158,499
Deductions:	
Benefit payments	(32,058,742)
Other, net	(42,434)
Total deductions	(32,101,176)
Transfers:	
Net transfers into the Plan (Note A)	143,440,700
Net increase	219,498,023
Net assets available for benefits:	
Beginning of year	261,184,308
End of year	$ 480,682,331

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Corporation ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly and salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended("ERISA").

2. *Contributions.* Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, not to exceed $16,500 in 2009. All employees who are eligible to make salary reductions under this Plan and who have attained the age of 50 before the close of the Plan Year shall be eligible to make catch-up contributions which were limited to $5,500 in 2009. Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers' tax-qualified plans. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund and vary in their respective strategies, risks and goals. Participants may change their investment options daily. Occasionally, participant contributions exceed the Plan limitations; such excess participant contributions are refunded to the participants subsequent to the Plan year-end and are reflected as a liability in the Plan Statement of Net Assets Available for Benefits.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their account. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting and Forfeited Employer Contributions.* Participants are immediately vested in their contributions plus actual earnings thereon. Vesting varies by division or subsidiary, but generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon. At December 31, 2009 and 2008, forfeited nonvested employer contributions totaled $37,816 and $65,127, respectively. The forfeited amounts were used in each succeeding year to reduce employer contributions.

A. Description of Plan, concluded:

5. *Voting Rights.* Each participant who has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the date of application for the loan. Principal and interest are paid ratably through payroll deductions. Loans outstanding as of December 31, 2009 are due at various dates through 2023 and bear interest at rates ranging from 3.25% to 10.5%.

7. *Payment of Benefits.* Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single payment.

During 2009, several transfers were executed within the Masco Corporation 401(k) and the Masco Corporation Hourly 401(k) Plans, the Masco Services Group Corp. 401(k) Plan and the Masco Services Group Corp. Hourly 401(k) Plan in an effort to consolidate multiple accounts held by participants of the Plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets into the Plan amounted to $113,665.

Effective December 31, 2009, Masco Contractor Services, L.L.C. was added as a currently participating employer and a portion of the Masco Services Group Corp. 401(k) Plan and a portion of the Masco Services Group Corp. Hourly 401(k) Plan were merged into the Plan. As a result of this event, net assets of $127,485,904 (including a receivable of $246,326 and a liability for excess contributions of $561,535) transferred into the Plan.

Effective December 31, 2009, the Masco Builder Cabinet Group was added as a currently participating employer. As a result of this event, net assets of $15,841,131 transferred into the Plan from the Masco Corporation Hourly 401(k) Plan.

Effective December 31, 2008, TFI/EPI, LLC was added as a currently participating employer. As a result of this event, the related net assets of $2,287,740 transferred into the Plan on January 2, 2009 and are reflected as a receivable in the accompanying financial statement as of December 31, 2008.

B. Summary of Significant Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. using quoted market prices at December 31, 2009 and 2008. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Payment of Benefits

Benefits are recorded when paid.

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2009 and 2008.

	2009	2008
Fidelity Retirement Government Money Market Portfolio, 35,613,456 and 36,019,562 shares, respectively	$35,613,456	$36,019,562
Fidelity Magellan® Fund, 737,540 and 604,793 shares, respectively	$47,438,549	$27,735,822
PIMCO Total Return Fund - Administrative Class, 4,558,602 and 2,572,899 shares, respectively	$49,232,907	$26,089,194
Fidelity Independence Fund, 1,523,240 and 1,164,808 shares, respectively	$30,342,947	$16,621,810
Fidelity Fund, 807,239 and 678,962 shares, respectively	$22,877,165	$15,453,183
Artisan Mid Cap Fund - Investor Class, 1,030,617 and 651,815 shares, respectively	$26,342,562	$11,087,380

During 2009, the Plan's investments (including gains and losses on investments sold during the year as well as investments held at year-end) appreciated in value by $64,340,130 as follows:

Mutual Funds	$ 62,864,301
Masco Corporation Company Stock Fund	1,475,829
	$ 64,340,130

At December 31, 2009 and 2008, the Masco Corporation Company Stock Fund is made up of Masco Corporation Common Stock totaling $7,893,126 and $3,514,075, respectively, and cash and money market investments of $163,466 and $77,559 respectively.

D. **Fair Value Measurements**

On January 1, 2008, the Plan adopted accounting guidance regarding fair value for its financial assets and liabilities. Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Accounting guidance further defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

D. **Fair Value Measurements,** continued:

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year end.

Participant loans: Valued at their outstanding balances, which approximate fair value.

Guaranteed investment contract: Valued at contract value (contributions made plus interest at 3.00% rate) which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009 and 2008.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual funds	$453,831,625	$ --	$ --	$453,831,625
Common stocks	8,056,592	--	--	8,056,592
Guaranteed investment contract	--	--	1,111,699	1,111,699
Participant loans	--	--	15,289,448	15,289,448
Total assets at fair value	$461,888,217	$ --	$ 16,401,147	$478,289,364

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$245,445,297	$ --	$ --	$245,445,297
Common stocks	3,591,634	--	--	3,591,634
Guaranteed investment contract	--	--	--	--
Participant loans	--	--	9,371,189	9,371,189
Total assets at fair value	$249,036,931	$ --	$ 9,371,189	$258,408,120

D. **Fair Value Measurements,** concluded:

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009 and 2008.

	Year Ended December 31, 2009	
	Guaranteed Investment Contract	Participant Loans
Balance, beginning of year	$ ---	$ 9,371,189
Interest	---	5,954
Purchases, sales, transfers, issuances and settlements (net)	1,111,699	5,912,305
Balance, end of year	$ 1,111,699	$15,289,448

	Year Ended December 31, 2008	
	Guaranteed Investment Contract	Participant Loans
Balance, beginning of year	$ ---	$ 7,925,998
Interest	---	5,408
Purchases, sales, issuances and settlements (net)	---	1,439,783
Transfers	---	---
Balance, end of year	$ ---	$ 9,371,189

E. **Income Tax Status:**

The Internal Revenue Service determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

F. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, all participants become fully vested in their accounts and the Administrative Committee of the Masco Corporation 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

G. **Other Related Party Transactions:**

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is also the trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2009.

H. **Subsequent Event:**

The Plan has evaluated subsequent events and determined that no significant subsequent events have occurred requiring adjustment to the financial statements or disclosures.

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
	Pacific Investment Management Series	PIMCO Total Return Fund-Administrative Class 4,558,602 shares		$ 49,232,907
	Artisan Partners Limited Partnership	Artisan Mid Cap Fund-Investor Class 1,030,617 shares		26,342,562
	JP Morgan Investment Management	JP Morgan Mid Cap Value Fund-Institutional Class 736,430 shares		14,183,640
	Wellington Management Company, LLP	Vanguard Wellington Fund-Admiral Class 240,832 shares		11,998,246
	American Beacon Advisors	American Beacon Small Cap Value Fund-PA Class 556,400 shares		8,624,199
	Wells Fargo Funds Management, LLC	Wells Fargo Advantage Small Cap Value Fund-Investor Class 273,245 shares		7,495,117
**	Fidelity Institutional Retirement Services Company	Fidelity Magellan® Fund 737,540 shares		47,438,549
		Fidelity Retirement Government Money Market Portfolio 35,613,456 shares		35,613,456
		Fidelity Independence Fund 1,523,240 shares		30,342,947
		Fidelity Fund 807,239 shares		22,877,165
		Fidelity Low-Priced Stock Fund 656,064 shares		20,954,670
		Spartan® U.S. Equity Index Fund 526,356 shares		20,754,237
		Fidelity Equity Income II Fund 1,123,318 shares		18,343,777
		Fidelity Overseas Fund 554,954 shares		17,164,739
		Blended Income Fund 16,767,709 shares		16,767,709
		Fidelity Emerging Markets Fund 691,757 shares		15,640,620
		Fidelity Diversified International Fund 528,488 shares		14,797,652

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2009

(a)	(b) Identity of Issuer, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
**	Fidelity Institutional Retirement Services Company, concluded	Fidelity Freedom Income Fund® 156,647 shares		1,682,387
		Fidelity Freedom 2000 Fund® 97,239 shares		1,103,664
		Fidelity Freedom 2005 Fund℠ 17,856 shares		179,093
		Fidelity Freedom 2010 Fund® 707,948 shares		8,856,436
		Fidelity Freedom 2015 Fund℠ 509,153 shares		5,305,378
		Fidelity Freedom 2020 Fund® 1,121,543 shares		14,075,360
		Fidelity Freedom 2025 Fund℠ 683,416 shares		7,100,689
		Fidelity Freedom 2030 Fund® 1,397,164 shares		17,310,858
		Fidelity Freedom 2035 Fund℠ 725,419 shares		7,442,799
		Fidelity Freedom 2040 Fund® 1,082,182 shares		7,748,420
		Fidelity Freedom 2045 Fund℠ 460,834 shares		3,903,264
		Fidelity Freedom 2050 Fund℠ 199,136 shares		1,662,784
		Masco Corporation Company Stock Fund 1,699,703 shares Masco Corporation Common Stock $7,893,126 Cash and Money Market $163,466		8,056,592
**	Participant Loans	Ranging 1-15 years maturity with Rates of Interest, 3.25% - 10.5%		15,289,448
				$ 478,289,364

* Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Corporation 401(k) Plan

Date: June 16, 2010

By: /s/ John G. Sznewajs
John G. Sznewajs
Vice President, Treasurer and
Chief Financial Officer
Authorized Signatory

MASCO CORPORATION 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Plaza
1900 St. Antoine Street
Detroit MI 48226-2263
Telephone (313) 394 6000
Facsimile (313) 394 6555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74815) of Masco Corporation of our report dated June 16, 2010 relating to the financial statements of Masco Corporation 401(k) Plan which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan
June 17, 2010